UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

   REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934


For the month of                         September 2006
                ----------------------------------------------------------------

Commission File Number:                      0-22704
                        --------------------------------------------------------


                       Ship Finance International Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                    Par-la-Ville Place, 14 Par-la-Ville Road,
                            Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company") dated today, September 5, 2006, announcing the appointment of its new Chief Financial Officer.

                                    Exhibit 1


SFL - Appointment of Chief Financial Officer

Ship Finance International Limited ("Ship Finance" or the "Company") has employed Ole B. Hjertaker as the Chief Financial Officer ("CFO") for Ship Finance Management AS. Mr. Hjertaker is 39 years old and is currently employed by DnB NOR Markets as a director in the Corporate Finance division. DnB NOR is one of the world's leading shipping and offshore banks.

Mr. Hjertaker has 12 years corporate and investment banking experience, mainly within the Maritime/Transportation industries. He has a master of science degree from the Norwegian School of Economics and Business Administration.

Mr. Hjertaker is expected to take up his position with Ship Finance Management AS during the fourth quarter of 2006.

Chairman in Ship Finance Tor Olav Troim said in a comment: "We are very pleased to have recruited Mr. Hjertaker to become the new CFO. His broad international background as a senior investment banker and his very good reputation in the capital market secures our Company a very competent and professional CFO."


Ship Finance International Limited
September 5, 2006
Hamilton, Bermuda

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                         Ship Finance International Limited



Dated:  September 5, 2006                By /s/ Lars Solbakken
                                            -------------------------------
                                              Name:  Lars Solbakken
                                              Title: Chief Executive Officer






SK 23153 0001 700089